
April 24, 2024

Deric Eubanks
President
Stirling Hotels & Resorts, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, TX 75254

> **Re: Stirling Hotels & Resorts, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 15, 2023**
> **File No. 000-56623**

Dear Deric Eubanks:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　Laura K. Sirianni